EXHIBIT 99.1

Internet Gold-Golden Lines Ltd.

(the “Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re:     Update regarding the Control Permit Threshold

Ramat Gan, Israel - February 27, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

Further to a previous report on February 4, 2019, the Company now reports that pursuant to its request, it received approval from the Israeli Ministry of Communications to change the definition of an “Israeli Party,” as defined in the Ministry’s Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 1997 (the “Communications Order.”)

The Ministry (or the Minister of Communications and Minister of Defense) has previously determined that Internet Gold and the Company are deemed to be “Israeli Parties,” so long as Internet Gold and the Company are controlled by a citizen and resident of Israel and that the ownership interest of the controlling shareholders in Internet Gold and our Company does not fall below 50% at any time.

As previously reported on February 4, 2019, the new definition now allows that the holdings of the controlling shareholders of Internet Gold do not fall below 35% of Internet Gold’s equity, and according to an additional approval dated February 26, 2019, the holdings of Internet Gold in our Company shall also not fall below 35%, a lower ownership interest minimum than the previous 50% level.

The Ministry’s approval is subject to the Company prohibiting a “Joint Appointment” (unless preapproved in writing by the Ministry) as defined in the Communications Order and that the Company’s Articles have no provision that impedes Internet Gold’s obligation to control the Company (in the level required in the Communication Order).

Ami Barlev, CEO of the Company said: “We welcome the approval of the Ministry of Communications which reinforces the financial flexibility of the company and provides us with an additional range of financing possibilities. The decision of the Ministry of Communications is in the best interest of the public and our shareholders. The core asset of B Communications, the Bezeq Group, is solid and we will be examining all our currently available alternatives.”

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.